

U.S. DEPARTMENT OF THE TREASURY
WASHINGTON, D.C. 20220

OMB APPROVAL
OMB #1505-0100
Expires: September 1998

FACING PAGE
Information Required of Government Securities Brokers and Dealers
Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17CFR 405.2

ANNUAL AUDITED REPORT
FORM G-405
PART III

SEC FILE NO.
8-37795

REPORT FOR THE PERIOD BEGINNING 12/01/03 (MM/DD/YY) **AND ENDING** 11/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

Morgan Stanley Market Products Inc.

Official Use Only
FIRM ID. NO

PROCESSED
FEB 08 2005
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1585 Broadway
(No. and Street)

New York,	New York	10036
(City)	(State)	Zip Code

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Frederick M. Kormann — (212) 537-2434
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

Two World Financial Center	New York,	New York	10281-1414
(ADDRESS); Name and Street	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2.*

MORGAN STANLEY MARKET PRODUCTS INC.
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

AFFIRMATION

I, Joseph R. D'Auria affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Morgan Stanley Market Products Inc. at and for the year ended November 30, 2004 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph R. D'Auria
Chief Financial Officer

Subscribed to before me this
27th day of January, 2005.

Notary Public

CHRISTINE L. IRWIN
Notary Public, State of New York
No. 4957901
Qualified in New York County
Commission Expires Oct. 28, 2005



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Stanley Market Products Inc.

We have audited the accompanying statement of financial condition of Morgan Stanley Market Products Inc. (the "Company") as of November 30, 2004, and the related statements of operations, cash flows, changes in stockholder's equity, and changes in subordinated liabilities for the year then ended that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Morgan Stanley Market Products Inc. at November 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g, h and i listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Regulations under Section 15C of the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 27, 2005

MORGAN STANLEY MARKET PRODUCTS INC.
STATEMENT OF FINANCIAL CONDITION
November 30, 2004
(In thousands of dollars, except share data)

ASSETS

Cash	$ 604,000
Securities segregated under federal regulations (securities at fair value of $19,132)	19,000
Financial instruments owned:	
U.S. government and federal agency securities, pledged to an affiliate	10,629,990
Derivative contracts	125,684
Securities purchased under agreements to resell	191,909
Receivables:	
Customers	459,779
Brokers, dealers and clearing organizations	699,542
Interest	58,453
Affiliate	347
Total assets	$12,788,704

LIABILITIES AND STOCKHOLDER'S EQUITY

Bank overdraft	$ 84
Financial instruments sold, not yet purchased:	
U.S. government and federal agency securities	84,810
Derivative contracts	86,399
Securities sold under agreements to repurchase	11,000,593
Payables:	
Customers	367,095
Brokers, dealers and clearing organizations	684,436
Interest	5,267
Affiliates	88,976
	12,317,660
Subordinated liabilities	350,000
Stockholder's equity:	
Preferred stock (no par value, 100 shares authorized, 20 shares issued and outstanding)	20,000
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)	1
Paid-in capital	270,060
Accumulated deficit	(169,017)
Total stockholder's equity	121,044
Total liabilities and stockholder's equity	$12,788,704

See Notes to Financial Statements.

MORGAN STANLEY MARKET PRODUCTS INC.
STATEMENT OF OPERATIONS
For the year ended November 30, 2004
(In thousands of dollars)

Revenues:	
Principal transactions	$(499,157)
Interest	634,759
Total revenues	135,602
Interest expense	196,951
Revenues net of interest expense	(61,349)
Non-interest expenses:	
Compensation and benefits	9,178
Occupancy and equipment	4,837
Brokerage, clearing and exchange fees	4,540
Trade processing	6,429
Communications	2,477
Other	3,950
Total non-interest expenses	31,411
Loss before income tax benefit	(92,760)
Income tax benefit	(36,770)
Net loss	$ (55,990)

See Notes to Financial Statements.

MORGAN STANLEY MARKET PRODUCTS INC.
STATEMENT OF CASH FLOWS
For the year ended November 30, 2004
(In thousands of dollars)

Cash flows from operating activities:	
Net loss	$ (55,990)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in assets and liabilities:	
Securities segregated under federal regulations	19,000
Financial instruments owned, net of financial instruments sold, not yet purchased	(4,102,655)
Receivables	(503,024)
Payables	526,726
Net cash used for operating activities	(4,115,943)
Cash flows from financing activities:	
Securities sold under agreements to repurchase, net of securities purchased under agreements to resell	4,145,525
Capital contribution	100,000
Bank overdraft	84
Net cash provided by financing activities	4,245,609
Net increase in cash	129,666
Cash, November 30, 2003	474,334
Cash, November 30, 2004	$ 604,000

See Notes to Financial Statements.

MORGAN STANLEY MARKET PRODUCTS INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended November 30, 2004
(In thousands of dollars)

	Preferred stock	Common stock	Paid-in capital	Accumulated deficit	Total stockholder's equity
Balance, November 30, 2003	$20,000	$1	$170,060	$ (113,027)	$ 77,034
Capital contribution	-	-	100,000	-	100,000
Net loss	-	-	-	(55,990)	(55,990)
Balance, November 30, 2004	$20,000	$1	$270,060	$(169,017)	$ 121,044

See Notes to Financial Statements.

MORGAN STANLEY MARKET PRODUCTS INC.
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
For the year ended November 30, 2004
(In thousands of dollars)

	Balance, November 30, 2003	Issuances	Repayments	Balance, November 30, 2004
Cash subordination agreement	$100,000	$ -	$ -	$100,000
Subordinated revolving credit agreement	250,000	-	-	250,000
Total	$350,000	$ -	$ -	$350,000

See Notes to Financial Statements.

MORGAN STANLEY MARKET PRODUCTS INC.
NOTES TO FINANCIAL STATEMENTS
For the year ended November 30, 2004
(In thousands of dollars, except where noted)

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley Market Products Inc. (the "Company") is primarily engaged in the trading, on a principal basis, of U.S. government agency mortgage-backed securities and mortgage-backed securities forward contracts ("TBAs"). The Company also trades U.S. government securities, over-the-counter ("OTC") options on U.S. government securities and interest rate futures contracts.

The Company is registered with the Securities and Exchange Commission as a government securities broker-dealer and is governed by the provisions of the Government Securities Act of 1986. The Company is a wholly owned subsidiary of Morgan Stanley (the "Parent").

Basis of Financial Information

The financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments and other matters that affect the financial statements and related disclosures. The Company believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates.

Related Party Transactions

Morgan Stanley & Co. Incorporated ("MS&Co."), a wholly owned subsidiary of the Parent, charges the Company for its occupancy, equipment rental, trade processing, communications, and other overhead, and performs certain administrative services for the Company, all of which are charged to the Company on an agreed-upon basis. Eligible employees of the Company are included in the benefit plans of MS&Co., the cost of which is allocated to the Company. At November 30, 2004, securities purchased under agreements to resell ("reverse repurchase agreements") of $210,909, including securities segregated under federal regulations, and securities sold under agreements to repurchase ("repurchase agreements") of $11,000,593, are with MS&Co. Included in interest revenue and interest expense are $17,550 and $173,680, related to reverse repurchase agreements and repurchase agreements, respectively.

Note 2 - Summary of Significant Accounting Policies

Statement of Cash Flows

During the year ended November 30, 2004, cash payments for interest approximated interest expense.

Financial Instruments Used for Trading

Financial instruments owned and financial instruments sold, not yet purchased, which include cash and derivative products (futures, forwards and options), are recorded at fair value in the statement of financial condition, and gains and losses are reflected in principal transactions revenues in the statement of operations. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The fair value of the Company's financial instruments owned and financial instruments sold, not yet purchased are generally based on observable market prices, observable market parameters or derived from such prices or parameters based on bid prices or parameters for financial instruments owned and ask prices or parameters for financial instruments sold, not yet purchased. In the case of financial instruments transacted on recognized exchanges the observable prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded. Bid prices represent the price a buyer is willing to pay for a financial instrument at a particular time. Ask prices represent the lowest price a seller is willing to accept for a financial instrument at a particular time.

A substantial percentage of the fair value of the Company's financial instruments owned and financial instruments sold, not yet purchased, is based on observable market prices, observable market parameters, or is derived from such prices or parameters. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing parameters in a product (or a related product) may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products and fair value is determined using techniques appropriate for each particular product. These techniques involve a degree of judgment.

The price transparency of the particular product will determine the degree of judgment involved in determining the fair value of the Company's financial instruments. Price transparency is affected by a wide variety of factors, including, for example, the type of product, whether it is a new product and not yet established in the marketplace, and the characteristics particular to the transaction. Products for which actively quoted prices or pricing parameters are available or for which fair value is derived from actively quoted prices or pricing parameters will generally have a higher degree of price transparency. By contrast, products that are thinly or not quoted will generally have reduced to no price transparency.

The fair value of over-the-counter ("OTC") derivative contracts is derived primarily using pricing models, which may require multiple market input parameters. Where appropriate, valuation adjustments are made to account for credit quality and market liquidity. These adjustments are applied on a consistent basis and are based upon observable market prices where available. In the absence of observable market prices or parameters in an active market, observable prices or parameters of other comparable current market transactions, or other observable data supporting a fair value based on a pricing model at the inception of a contract, fair value is based on the transaction price. The Company also uses pricing models to manage the risks introduced by OTC derivatives. Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be modeled using a series of techniques, including closed form analytic formulae, such as the Black-Scholes option pricing model, simulation models or a combination thereof, applied consistently. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry. Pricing models take into account the contract terms, including the maturity, as well as market parameters such as interest rates, volatility and the creditworthiness of the counterparty.

Interest revenue and interest expense arising from financial instruments used in trading activities are reflected in the statement of operations as interest revenue or interest expense. Purchases and sales of financial instruments as well as related expenses are recorded in the accounts on trade date. Unrealized gains and losses arising from the Company's dealings in OTC financial instruments, including derivative contracts related to financial instruments, are presented in the accompanying statement of financial condition on a net-by-counterparty basis, when appropriate.

Customer Transactions

Customers' securities transactions are recorded on a settlement date basis with related revenues and expenses recorded on trade date basis.

Income Taxes

Income tax expense is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Note 3 - Securities Financing Transactions

Reverse repurchase agreements and repurchase agreements, principally U.S. government and mortgage-backed agency securities, are treated as financing transactions and are carried at the amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. Reverse repurchase and repurchase agreements are presented on a net-by-counterparty basis, when appropriate. The Company's policy is to take possession of securities purchased under agreements to resell.

The Company pledges its financial instruments owned to collateralized repurchase agreements and other securities financing. Pledged securities that can be sold or repledged by the secured party are identified as financial instruments owned (pledged to an affiliate) on the statement of financial condition. At November 30, 2004, an affiliate had the right to sell or repledge all securities owned that were pledged as collateral by the Company.

The Company enters into reverse repurchase agreements and repurchase agreements to, among other things, finance the Company's inventory positions, acquire securities to cover short positions and settle other securities obligations. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and mortgage-backed agency securities. The Company receives collateral in the form of securities in connection with reverse repurchase agreements. In all cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements or for delivery to counterparties to cover short positions. At November 30, 2004, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $191,870, all of which has been sold or repledged.

The Company manages credit exposure arising from reverse repurchase agreements and repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral. For these transactions, adherence to the Company's collateral policies significantly limits the Company's credit exposure in the event of customer default.

Note 4 - Subordinated Liabilities

Subordinated liabilities are with the Parent and consist of a Cash Subordination Agreement and a Subordinated Revolving Credit Agreement.

The Cash Subordination Agreement is for $100,000, bears interest based upon the London Interbank Offered Rate and has a maturity date of December 31, 2011. Additionally, $250,000 is payable under the Company's Subordinated Revolving Credit Agreement, which has an availability termination date of December 31, 2010 and a maturity date of December 31, 2011. Interest on this borrowing is payable at such rates as shall have been agreed upon by the counterparties at the time of each advance. Interest expense of $9,400 related to the above agreements, is included in the statement of operations.

The estimated fair values of the Company's Cash Subordination and Subordinated Revolving Credit Agreements, based on rates available to the Company at November 30, 2004 for debt with similar terms and maturities, was approximately $327,000.

Note 5 - Commitments and Contingencies

The Company had approximately $12,100 of letters of credit outstanding at November 30, 2004 to satisfy various collateral requirements.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the statement of financial condition.

Note 6 - Trading Activities

Trading

The Company is a market maker for U.S. government agency mortgage-backed securities and trades in U.S. government securities. In addition, the Company is a dealer in OTC options on U.S. government securities and TBAs.

The Company uses TBAs in its role as a dealer and facilitates customer trades by taking positions in the TBA market. Typically, these positions are hedged by offsetting TBAs or underlying cash positions.

Risk Management

The Company's risk management policies and related procedures are integrated with those of the Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the discussion which follows, the term "Company" includes the Parent and its subsidiaries.

The cornerstone of the Company's risk management philosophy is protection of the Company's franchise and reputation. Guardianship is based on three key principles: accountability, transparency and independent oversight. Given the importance of effective risk management to the Company's reputation, senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Company requires independent Company-level oversight, constant communication, judgment and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment and management of various risks of the Company. In recognition of the increasingly varied and complex nature of the financial services business, the Company's risk management philosophy, with its attendant policies, procedures and methodologies, is evolutionary in nature and subject to ongoing review and modification.

The nature of the Company's risks, coupled with this risk management philosophy, informs the Company's risk governance structure. The Company's risk governance structure includes the Firm Risk Committee and the Capital Committee, the Chief Risk Officer, the Internal Audit Department, independent control groups and various risk control managers, committees and groups located within the business units.

The Firm Risk Committee, composed of the Company's most senior officers, oversees the Company's risk management structure. The Firm Risk Committee's responsibilities include comprehensive oversight of the Company's risk management principles, procedures and limits, and monitoring of material financial, operational and franchise risks. The Firm Risk Committee is overseen by the Audit Committee of the Board of Directors (the "Audit Committee"). The Capital Committee oversees alignment of the Company's resource allocation with strategic priorities.

The Chief Risk Officer, a member of the Firm Risk Committee, oversees compliance with Company risk limits, approves certain excessions of Company risk limits, reviews material market, credit and liquidity and funding risks, and reviews results of risk management processes with the Audit Committee.

The Internal Audit Department provides independent risk and control assessment and reports to the Audit Committee and administratively to the Chief Legal Officer. The Internal Audit Department periodically examines the Company's operational and control environment and conducts audits designed to cover all major risk categories.

The Market Risk, Credit, Financial Control, Treasury and Law Departments (collectively, the "Company Control Groups"), which are all independent of the Company's business units, assist senior management and the Firm Risk Committee in monitoring and controlling the Company's risk through a number of control processes. The Company is committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively the Company's risk management and monitoring systems and processes.

Each business unit has a Risk Committee which is responsible for ensuring that the business unit, as applicable: adheres to established limits for market, credit and other risks; implements risk measurement, monitoring and management policies and procedures that are consistent with the risk framework established by the Firm Risk Committee; and reviews, on a periodic basis, its aggregate risk exposures, risk exception experience and the efficacy of its risk identification, measurement, monitoring and management policies and procedures, and related controls.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as liquidity, will result in losses for a position or portfolio.

The Company manages the market risk associated with its trading activities on a company-wide basis, on a trading division level and on an individual product basis. Aggregate market risk limits have been approved for the Company and for each major trading division. Additional market risk limits are assigned to trading desks and, as appropriate, products. Trading division risk managers, desk risk managers, traders and the Market Risk Department monitor market risk measures against limits in accordance with policies set by senior management.

The Market Risk Department independently reviews the Company's trading portfolios on a regular basis from a market risk perspective utilizing Value-at-Risk and other quantitative and qualitative risk measures and analyses. The Company's trading businesses and the Market Risk Department also use, as appropriate, measures such as sensitivity to changes in interest rates, prices, implied volatilities and time decay to monitor and report market risk exposures. Stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors for certain products, is performed periodically and is reviewed by trading division risk managers, desk risk managers and the Market Risk Department. Reports summarizing material risk exposures are produced by the Market Risk Department and are disseminated to senior management, including members of the Firm Risk Committee.

Credit Risk

The Company's exposure to credit risk arises from the possibility that a customer or counterparty to a transaction might fail to perform under its contractual commitment, which could result in the Company incurring losses. The Company has credit guidelines that limit the Company's current and potential credit exposure to any one customer or counterparty and to aggregates of customers or counterparties by type of business activity. Specific credit risk limits based on these credit guidelines also are in place for each type of customer or counterparty (by rating category).

The Credit Department administers limits, monitors credit exposure, and periodically reviews the financial soundness of customers and counterparties. The Company manages the credit exposure relating to its trading activities in various ways, including entering into master netting agreements, collateral arrangements, and limiting the duration of exposure. Risk is mitigated in certain cases by closing out transactions, entering into risk reducing transactions, assigning transactions to other parties, or purchasing credit protection.

Concentration Risk

The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer. Financial instruments owned by the Company include U.S. government and government agency mortgage-backed securities. In addition, all of the collateral held by the Company for reverse repurchase agreements, which represented approximately 1.5% of the Company's total assets at November 30, 2004, consists of securities issued by the U.S. government or federal agencies. The Company seeks to limit concentration risk through the use of the systems and procedures described in the preceding discussions of risk management, market risk and credit risk.

Customer Activities

The Company's customer activities involve the execution and settlement of various securities transactions on behalf of customers. Customer securities activities are transacted on a cash basis.

The Company's customer activities may expose it to off-balance sheet credit risk. The Company may have to purchase or sell financial instruments at prevailing market prices in the event of the failure of a customer to settle a trade on its original terms or in the event cash and securities in customer accounts are not sufficient to fully cover customer losses. The Company seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulations and Company policies.

Fair Value of Derivatives

In the normal course of business, the Company enters into a variety of derivative contracts related to financial instruments. The Company uses forward and option contracts and futures in its trading activities. In addition, financial futures and forward contracts are actively traded by the Company and are used to hedge proprietary inventory. These instruments generally represent future commitments to purchase or sell other financial instruments on specific terms at specified future dates. None of these products have maturities extending beyond one year.

The fair value (carrying amount) of derivative instruments represents the amount at which the derivative could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale, and is further described in Note 2. Future changes in interest rates or the fair values of the financial instruments underlying these contracts ultimately may result in cash settlements exceeding fair value amounts recognized in the statement of financial condition. The amounts in the following table represent unrealized gains on purchased exchange-traded and OTC options and forward contracts for derivatives used by the Company for trading, net of any unrealized losses owed to the counterparties on offsetting positions in situations where netting is appropriate. These amounts are not reported net of collateral, which the Company obtains with respect to certain of these transactions to reduce its exposure to credit losses.

Credit risk with respect to derivative instruments arises from the failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the contracts reported as assets. The Company monitors the creditworthiness of counterparties to these transactions on an ongoing basis and requests additional collateral when deemed necessary. The Company believes the ultimate settlement of the transactions outstanding at November 30, 2004 will not have a material effect on the Company's financial condition.

The credit quality of the Company's trading-related derivatives (both listed and OTC) at November 30, 2004 is summarized in the table below, showing the fair value of the related assets by counterparty credit rating. The actual credit ratings are determined by external rating agencies or by equivalent ratings used by the Parent's Credit Department:

(In millions of dollars)	AAA	AA	A	BBB	Non Investment Grade	Total
Mortgage-backed securities forward contracts	$9	$69	$ 9	$11	$12	$110
Other fixed income securities contracts (options)	-	-	1	-	15	16
Total	$9	$69	$10	$11	$27	$126
Percent of total	7%	55%	8%	9%	21%	100%

Note 7 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group

In accordance with the terms of the Tax Allocation Agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent.

The income tax benefits consists of $29,897 of federal and $6,873 of state and local income tax benefits, totaling $36,770. The current income tax benefit exceeds that computed at the U.S. federal statutory rate of 35% primarily due to state and local income taxes.

Note 8 - Stockholder's Equity and Liquid Capital Requirements

The preferred stock is non-cumulative, participating preferred stock valued at liquidation preference and pays dividends semi-annually contingent upon a certain level of net income. The dividend rate is based upon the six-month U.S. Treasury bill yield. There were no dividend payments on preferred stock during the year ended November 30, 2004.

As a registered government securities dealer, the Company is subject to the financial responsibility requirements of Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. Under the capital requirements of Section 402.2 of the regulations, the Company's liquid capital, as defined, must exceed the greater of 120% of its total haircuts, as defined, or its total haircuts plus $250. At November 30, 2004, the Company's liquid capital was $431,633, which exceeded the amount required by $256,371. Pursuant to Section 402.2 of the regulations, no equity capital may be withdrawn if, after giving effect to such withdrawal, the ratio of liquid capital to total haircuts would be less than 1.5 to 1. Total haircuts at November 30, 2004 were $146,051 which resulted in a ratio of liquid capital to total haircuts of 2.96 to 1.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the capital rules under Section 15C of the Securities Exchange Act of 1934.

* * * * * *

MORGAN STANLEY MARKET PRODUCTS INC.
COMPUTATION OF LIQUID CAPITAL
PURSUANT TO SECTION 402.2 OF THE REGULATIONS
UNDER SECTION 15C OF THE
SECURITIES EXCHANGE ACT OF 1934
November 30, 2004
(In thousands of dollars)

Total ownership equity qualified for liquid capital		$ 121,044
Liabilities subordinated to claims of general creditors		350,000
Total capital and allowable subordinated liabilities		471,044
Deductions and/or charges:		
Non-allowable assets:		
Receivables from customers	$ 15,993	
Receivables from brokers, dealers and clearing organizations	2,534	
Receivables from affiliates	347	
Other charges	3	
Aged fails-to-deliver (Number of items - 866)	20,525	
Aged fails-to-receive	9	
Total deductions and/or charges		39,411
Liquid capital		431,633
Total haircuts (computed pursuant to 17 CFR 402.2(g) and Appendix A thereto):		
Haircuts on security and financing positions including contractual commitments:		
Total governments offset position haircut	27,642	
Total futures and options offset haircut	21,673	
Total hedging disallowance haircut	7,395	
Residual net position haircut	78,220	
Other securities haircut	5,000	
Haircuts on credit exposure:		
Counterparty exposure haircut	4,682	
Credit volatility haircut	1,439	146,051
Liquid capital less haircuts		$285,582

COMPUTATION OF BASIC LIQUID CAPITAL REQUIREMENT

120% liquid capital requirement	$175,262
Minimum liquid capital requirement	$175,262
Excess liquid capital	$256,371
Excess liquid capital at 150%	$212,556

Note: There were no material differences between the above computation and the Company's corresponding unaudited Form G-405, Part II Report filed on December 23, 2004.

MORGAN STANLEY MARKET PRODUCTS INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SECTION 403.4 OF THE REGULATIONS UNDER SECTION 15C OF THE SECURITIES EXCHANGE ACT OF 1934
November 30, 2004
(In thousands of dollars)

CREDIT BALANCES:	
Free credit balances and other credit balances in customers' security accounts	$302,441
Customers' securities failed to receive	276,981
Credit balances in firm accounts which are attributable to principal sales to customers	109,840
Total Credits	689,262
DEBIT BALANCES:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of allowable deductions	423,353
Failed to deliver of customers' securities not older than 30 calendar days	259,843
Aggregate Debit Items and Total 15c3-3 Debits	683,196
Excess of Total Credits over Total 15c3-3 Debits	$ 6,066
Amount held on deposit in "Reserve Bank Account" including $19,132 value of qualified securities at November 30, 2004	$ 19,000
Amount of withdrawal of qualified securities	(3,000)
Amount held on deposit in "Reserve Bank Account" including $16,066 value of qualified securities at December 2, 2004	$ 16,000

Note: There were no material differences between the above computation and the Company's corresponding unaudited Form G-405, Part II Report filed on December 23, 2004.

MORGAN STANLEY MARKET PRODUCTS INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO SECTION 403.4 OF THE REGULATIONS UNDER
SECTION 15C OF THE SECURITIES EXCHANGE ACT OF 1934
November 30, 2004
(In thousands of dollars)

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of November 30, 2003 for which instructions to reduce to possession or control had been issued as of November 30, 2004 but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	$ 0
Number of Items	0
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of November 30, 2004, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ 0
Number of Items	0

Note: There were no material differences between the above computation and the Company's corresponding unaudited Form G-405, Part II Report filed on December 23, 2004.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 27, 2005

Morgan Stanley Market Products Inc.
1585 Broadway
New York, NY 10036

In planning and performing our audit of the financial statements of Morgan Stanley Market Products Inc. (the "Company") for the year ended November 30, 2004 (on which we issued our report dated January 27, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Section 405.2: (1) in making the periodic computations of total haircuts and liquid capital under Section 402.2 and the reserve required by Section 403.4; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Section 404.5; and (3) in obtaining and maintaining physical possession or control of all fully paid securities of customers as required by Section 403.4.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Department of the Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Section 405.2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of the Treasury to be adequate for its purposes in accordance with the Regulations under Section 15C of the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2004, to meet the Department of the Treasury's objectives.

This report is intended solely for the information and use of the board of directors, management, the Department of the Treasury, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Federal Reserve Bank of New York and other regulatory agencies that rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of registered government securities brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP